UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Annual General Meeting

—

Rio de Janeiro, April 27, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that the Annual General Meeting, held today, exclusively under the digital format, analyzed and approved, by majority vote, the following:

ANNUAL GENERAL MEETING

I.       Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2022;

II.       Allocation of the income for fiscal year 2022, in the form of the Federal Government's vote, with the payment of the supplementary dividend in three installments, being: (i) the first on May 19, 2023, in the amount of R$1.42978096 per outstanding share (common or preferred); (ii) the second on June 16, 2023, in the amount of R$ 0.91106456 per outstanding share (common or preferred); and (iii) the third on December 27, 2023, in the amount of R$ 0.51871639 per outstanding share (common or preferred);;

IV.       Election of eight (8) members of the Board of Directors of Petrobras, by cumulative vote process, as follows:

Mr. Bruno Moretti

Mr. Efrain Pereira da Cruz

Mr. Jean Paul Terra Prates

Mr. José João Abdalla Filho

Mr. Marcelo Gasparino da Silva

Mr. Pietro Adamo Sampaio Mendes

Mr. Sergio Machado Rezende

Mr. Vitor Eduardo de Almeida Saback

V. Election of Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors

VI. Establish five (5) members for the Fiscal Council

VII. Election of five (5) members of the Fiscal Council and their substitutes as follows:

Elected by the Controlling Shareholder

Mr. Daniel Cabaleiro Saldanha (holder) and Mr. Gustavo Gonçalves Manfrim (substitute);

Ms. Cristina Bueno Camatta (holder) and Mr. Sidnei Bispo (substitute).

Ms. Viviane Aparecida da Silva Varga (holder) and Mr. Otávio Ladeira de Medeiros (substitute);

Elected by Minority Shareholders Holding of Common Shares

Ms. Michele da Silva Gonsales Torres (holder) and Mr. Aloisio Macário Ferreira de Souza (substitute).

Elected by the Shareholders Holding Preferred Shares

Mr. João Vicente Silva Machado (holder) and Ms. Lucia Maria Guimarães Cavalcanti (substitute).

IV.	Establishment of the remuneration of the Directors, the members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors in the terms of the Union vote, following orientation of the Secretariat of Coordination and Governance of State Companies - SEST, with an overall remuneration limit in the period between April 2023 and March 2024: of up to R$44. 986,619.79 to be paid to the managers; of up to R$1,275,501.60 to be paid to the Audit Committee; of up to R$3,316,304.15 to be paid to the Statutory Audit Committee; of up to R$4,081,605.14 to be paid to the Statutory Audit Committee of the Conglomerate; and of up to R$2,295,902.87 to be paid to the other Statutory Committees that advise the Board of Directors.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer